[Letterhead of Balch & Bingham LLP]

Michael D. Waters                                    (877) 453-6423 (direct fax)
(205) 226-8720                                       mwaters@balch.com

                                  July 8, 2005

BY EDGAR AND FACSIMILE
----------------------

Jessica Livingston
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0408
100 F Street, N.E.
Washington, D.C. 20549

      RE:   Nexity Financial Corporation
            Registration Statement on Form 10
            File Number 000-51273

Dear Ms. Livingston:

      On behalf of Nexity Financial Corporation ("Nexity"), we submit this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission contained in your letter, dated June 10, 2005, to Mr. Greg L. Lee, Chairman of the Board and Chief Executive Officer of Nexity, regarding the above-referenced Registration Statement (the "Registration Statement"). Nexity is filing Amendment No. 1 to the Registration Statement ("Amendment No. 1") concurrently with this letter.

      Nexity's responses to the Staff's comments are set forth below. To assist in your review, the numbered paragraphs and headings correspond to those used in your letter of June 10, 2005. The text of each comment appears in bold and Nexity's response immediately follows. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions included in Amendment No. 1. In addition to the responses to your comment letter, Nexity has also included additional disclosure and has edited certain other Items in the Form 10.

      In connection with our response, we are sending you by express mail four clean courtesy copies of Amendment No. 1 as well as four courtesy copies of Amendment No. 1 marked to reflect changes from the Registration Statement as initially filed on April 29, 2005.

Jessica Livingston
July 8, 2005
Page 2


Form 10
-------

General
-------

1. Throughout the disclosure on your business operations, please distinguish, as appropriate, between your internet banking and traditional banking operations.

      Nexity has provided disclosure distinguishing between its internet banking and traditional banking operations. See, for example, pages 4 and 5.

2.    Please note the updating requirements of Rule 3-12 of Regulation S-X.

      Nexity has provided financial information and applicable discussion for the quarter ending March 31, 2005.

Forward-Looking Statements, page 1
----------------------------------

3. Please eliminate the references to the Private Securities Litigation Reform Act of 1995 and to Section 21E of the Exchange Act, as they are inapplicable to you because this is your initial registration of securities.

      Nexity has eliminated these references.

4.    Please move this section to after the risk factors section.

      Nexity has moved the "Forward-Looking Statements" section as requested to page 14.

General Business, page 1
------------------------

5.    Please  provide  more  disclosure   describing  your  banking  operations,
      particularly the mechanics of the internet banking and correspondent banking operations.

      Nexity has revised the disclosure as requested. See, for example, pages 4 and 5.

6. Please disclose the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 15 percent or more of consolidated revenue, as required by Item 101(c)(1)(i) of Regulation S-K.

      Nexity has revised the disclosure as requested. See, for example, page 4.

Jessica Livingston
July 8, 2005
Page 3


7. Please provide us an analysis supporting your determination that your business model is "unique," or discontinue this characterization.

      Nexity  has  noted  the   Staff's   comment  and  has   discontinued   the
      characterization of its business model as "unique."

8. Please describe your "extensive asset generation strategy" to which you refer on page 2.

      Nexity has noted the Staff's comment and has discontinued the use of the phrase "extensive asset generation strategy." Nexity's asset generation strategy is described on pages 4 and 5.

Risk Factors, page 11
---------------------

9. Include a new risk factor addressing the risks involved in management owning 28% of the common stock.

      Nexity has included a risk factor addressing this risk on page 13.

10. Advise what consideration was given to including a risk factor on your ability to manage your rapid growth and diversification.

      Nexity has included a risk factor addressing this risk on page 12.

Competition, page 16
--------------------

11.   Advise us of the basis for the following claims:

      o     you have "few proven competitors" in electronic banking;

      o that "few have married the Internet deposit gathering funding with correspondent bank asset growth and non-interest fee income;" and

      o that you have a competitive advantage based upon your "lower cost operational infrastructure" than your competitors.

      Nexity has revised its disclosure regarding "Competition" and has eliminated the use of these claims.

12. Discuss separately the competition in your traditional banking business, as required by Item 101(c)(1)(x).

      Nexity has revised the disclosure on pages 5 and 6 to discuss separately the competition to its traditional banking business.

Jessica Livingston
July 8, 2005
Page 4


13. Expand the disclosure to describe what it is about your operational infrastructure that makes it "low cost."

      Nexity has revised its disclosure on page 15 to clarify how its operational infrastructure is "low cost."

Available Information, page 16
------------------------------

14. Please add Item 101(e)(1) of Regulation S-K disclosure to specifically identify the reports and other information you file with the SEC. Also provide the disclosure required Item 101(e)(2).

      Nexity has revised the "Available Information" to add the requested disclosure on page 15.

Overview, page 18
-----------------

15. Please revise this section consistent with Release No. 33-8350 including, but not limited to, the following:

      o provide a balanced, executive level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results;

      o     include economic or industry-wide factors relevant to the company;

      o inform the reader about how the company earns revenues and income and generates cash; and

      o provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

      Nexity has revised the "Overview" as requested. See for example pages 16 and 17.

16. Please delete your characterization of your growth since inception as "tremendous."

      Nexity has noted the Staff's comment and has removed its characterization of growth as "tremendous."

Jessica Livingston
July 8, 2005
Page 5


17. Please provide disclosure regarding your performance since December 31, 2004.

      Nexity has provided financial information and applicable discussion for the quarter ending March 31, 2005. See pages 17 to 22.

Loans, page 27
--------------

18. Please disclose the various risks involved with each of the different loan types, noting which carry a higher degree of risk.

      Nexity has revised its disclosure to discuss the risk characteristics of different loan types on page 36.

Liquidity risk Management / Deposits, page 39
---------------------------------------------

19. You provide the maturity time of deposits within the ranges in the table of contractual obligations on page 39. Please refer to Guide 3 V.(D) and revise your Form 10 to provide the maturity of time deposits over $100,000 by time remaining until maturity of 3 months or less; over 3 months through 6 months; over 6 months through 12 months; and over 12 months.

      Nexity has revised the table as requested on page 41.

Item 15. Financial Statements
-----------------------------

Note 1 - Summary of Significant Accounting Policies, page 8
-----------------------------------------------------------

20. Discounts on loans are amortized to income using a method that "is a method approximating the effective interest method" over the term of the loan. Please tell us the amount of the difference between the effective interest method and the sum-of-the-months-digits method used for the income statement and unearned income on the balance sheet. Tell us how you determined that your policy complies with SFAS 91.

      The unearned income on the balance sheet relates to direct financing leases which have been accounted for in accordance with SFAS 13 paragraph 18 b., which states "The unearned income and initial direct costs shall be amortized to income over the lease term so as to produce a constant periodic rate of return on the net investment in the lease. However, other methods of income recognition may be used if the results obtained are not materially different from those that would result from the prescribed method in the preceding sentence." The Corporation used the sum-of-the-months digits method to amortize the unearned income on direct financing leases. Total amortization for fiscal years 2004, 2003 and 2002 was $51,960, $148,619 and $297,968, respectively. There

Jessica Livingston
July 8, 2005
Page 6


      would have been no material difference between the sum-of-the-months-digits method and the interest method on net interest margin, net income or earnings per share in any of the periods presented. The estimated difference between the two methods for the year ended December 31, 2002 would have been approximately $20,000 and lower for the years ended December 31, 2003 and 2004. The Corporation has not entered into any direct financing leases since 2000 and has no present intention of offering this product to customers in the future.

21.   Your  sole  intangible  asset is the  Corporation's  bank  charter  and is classified as an indefinite-lived intangible asset and no longer amortized. Tell us why you consider the bank charter an intangible asset and how you determined it was an indefinite lived intangible asset consistent with paragraph 11 of SFAS 142.

      The bank charter was obtained through a business combination, which closed in 1999, in which the Corporation acquired a bank and subsequently sold all of the assets and liabilities retaining only the bank charter. The charter was recorded as an intangible asset as it lacked physical substance and was merely a license to operate an insured depository institution under state and federal banking regulations for an indefinite period.

      At the time the Corporation adopted SFAS 142 an analysis was performed to determine the useful life of the bank charter. The Corporation determined that the bank charter had an indefinite life as it was expected that the charter would be used indefinitely to operate a bank, there were no legal, regulatory or contractual provisions that would limit the period of time a bank could be operated under the charter, the charter was not required to be renewed or extended, and there were no economic factors such as competition or obsolescence which would have an impact on the ability to operate a bank under the charter.

Note 3 - Investment Securities, page 12
---------------------------------------

22. The amount of FHLB stock held associated with the FHLB advances of $95 million is not disclosed in the investment portfolio or in the discussion long-term [sic] debt. In future filings, please specify the amount of FHLB stock held as collateral for the FHLB advances.

      Nexity has noted the Staff's comment and in future filings will specify the amount of FHLB stock held as collateral for FHLB advances.

Note 16 - Stock Option Plan, page 16
------------------------------------

23. The SFAS 123 proforma disclosures are provided in Note 16 to the financial statements. Please refer to SFAS 123 paragraph 45 and include the pro forma disclosures in the "Summary of Significant Accounting Policies".

Jessica Livingston
July 8, 2005
Page 7


      Nexity  has  included  the  pro  forma   disclosure  in  the  "Summary  of
      Significant Accounting Policies" as requested.

24. Please include (1) net income and basic and diluted earnings per as reported, and (2) the stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards as required by SFAS 123 paragraph 45(c).

      Nexity has revised its disclosure as requested on page F - 8.

25. In addition, provide the expected volatility used to estimate the compensation expense if using the fair value method under SFAS 123.

      Nexity has revised its disclosure as requested on page F - 8.

      If you have any questions or comments relating to this correspondence or Amendment No. 1, please do not hesitate to contact me at (205) 226-8756.

                                        Sincerely,

                                        /s/ Michael D. Waters

                                        Michael D. Waters

MDW:pwg

cc:   Jonathan E. Gottlieb

      Securities and Exchange Commission

      Matthew Komar

      Securities and Exchange Commission

      Donald A. Walker, Jr.

      Securities and Exchange Commission

      Greg L. Lee

Jessica Livingston
July 8, 2005
Page 8


            Nexity Financial Corporation